UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HUAHUI EDUCATION GROUP LIMITED

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G4643S106

(CUSIP Number)

Qixuan Zhang

Room 901-01, Investment Bank Bldg,

No. 115, Fuhua Yi Road, Futian District, Shenzhen

Guangdong Province, China

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G4643S106	13D/A	Page 2 of 10

1	NAMES OF REPORTING PERSONS
Feier Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 153,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 153,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.5%(2)
14	TYPE OF REPORTING PERSON
CO

(1) The Reporting Persons share voting and dispositive power over the shares by virtue of the positions of Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang as the shareholders of Feier Co., Limited (“Feier”). Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang acquired 10,000 shares, 30,000 shares, and 10,000 shares, respectively, representing the entire issued and outstanding equity interests in Feier, from Mr. Guiting Rao on January 18, 2024. Qixuan Zhang has served as the sole director of Feier since January 18, 2024. Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang are deemed to beneficially own the entirety of the 153,000,000 Ordinary Shares held by Feier.

(2) Based on 302,734,900 Ordinary Shares issued and outstanding as reported in the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 1, 2023.

CUSIP No.	G4643S106	13D/A	Page 3 of 10

1	NAMES OF REPORTING PERSONS

Qixuan Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 153,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 153,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.5%(2)
14	TYPE OF REPORTING PERSON

IN

(1) The Reporting Persons share voting and dispositive power over the shares by virtue of the positions of Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang as the shareholders of Feier Co., Limited (“Feier”). Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang acquired 10,000 shares, 30,000 shares, and 10,000 shares, respectively, representing the entire issued and outstanding equity interests in Feier, from Mr. Guiting Rao on January 18, 2024. Qixuan Zhang has served as the sole director of Feier since January 18, 2024. Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang are deemed to beneficially own the entirety of the 153,000,000 Ordinary Shares held by Feier.

(2) Based on 302,734,900 Ordinary Shares issued and outstanding as reported in the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 1, 2023.

CUSIP No.	G4643S106	13D/A	Page 4 of 10

1	NAMES OF REPORTING PERSONS

Miaoling Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 153,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 153,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.5%(2)
14	TYPE OF REPORTING PERSON

IN

(1) The Reporting Persons share voting and dispositive power over the shares by virtue of the positions of Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang as the shareholders of Feier Co., Limited (“Feier”). Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang acquired 10,000 shares, 30,000 shares, and 10,000 shares, respectively, representing the entire issued and outstanding equity interests in Feier, from Mr. Guiting Rao on January 18, 2024. Qixuan Zhang has served as the sole director of Feier since January 18, 2024. Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang are deemed to beneficially own the entirety of the 153,000,000 Ordinary Shares held by Feier.

(2) Based on 302,734,900 Ordinary Shares issued and outstanding as reported in the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 1, 2023.

CUSIP No.	G4643S106	13D/A	Page 5 of 10

1	NAMES OF REPORTING PERSONS

Xucheng Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 153,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 153,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.5%(2)
14	TYPE OF REPORTING PERSON

IN

(1) The Reporting Persons share voting and dispositive power over the shares by virtue of the positions of Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang as the shareholders of Feier Co., Limited (“Feier”). Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang acquired 10,000 shares, 30,000 shares, and 10,000 shares, respectively, representing the entire issued and outstanding equity interests in Feier, from Mr. Guiting Rao on January 18, 2024. Qixuan Zhang has served as the sole director of Feier since January 18, 2024. Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang are deemed to beneficially own the entirety of the 153,000,000 Ordinary Shares held by Feier.

(2) Based on 302,734,900 Ordinary Shares issued and outstanding as reported in the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 1, 2023.

CUSIP No.	G4643S106	13D/A	Page 6 of 10

1	NAMES OF REPORTING PERSONS
Meisi Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,133,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,133,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,133,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%(2)
14	TYPE OF REPORTING PERSON
CO

(1) The Reporting Persons share voting and dispositive power over the shares by virtue of Yuze Zhong’s position as the sole shareholder of Meisi Co., Limited. Ms. Shufang Zeng acquired the entire issued and outstanding equity interests in Meisi from Mr. Yuze Zhong on September 13, 2023 and became the sole owner of Meisi. Ms. Zeng is deemed to beneficially own the entirety of the 87,133,000 Ordinary Shares held by Meisi.

(2) Based on 302,734,900 Ordinary Shares issued and outstanding as reported in the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 1, 2023.

CUSIP No.	G4643S106	13D/A	Page 7 of 10

1	NAMES OF REPORTING PERSONS

Shufang Zeng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,133,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,133,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,133,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%(2)
14	TYPE OF REPORTING PERSON

IN

(1) The Reporting Persons share voting and dispositive power over the shares by virtue of Shufang Zeng’s position as the sole shareholder of Meisi Co., Limited. Ms. Shufang Zeng acquired the entire issued and outstanding equity interests in Meisi from Mr. Yuze Zhong on September 13, 2023 and became the sole owner of Meisi. Ms. Zeng is deemed to beneficially own the entirety of the 87,133,000 Ordinary Shares held by Meisi.

(2) Based on 302,734,900 Ordinary Shares issued and outstanding as reported in the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 1, 2023.

CUSIP No.	G4643S106	13D/A	Page 8 of 10

1	NAME OF REPORTING PERSON Junze Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 30,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 302,734,900 Ordinary Shares issued and outstanding as reported in the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 1, 2023.

CUSIP No.	G4643S106	13D/A	Page 9 of 10

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on September 2, 2020, as amended on September 3, 2020 and October 13, 2023 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended to include the following, which shall replace the disclosures in connection with Mr. Guiting Rao:

(a) This Schedule 13D is being jointly filed by Feier Co., Limited, a Seychelles company limited by shares (“Feier”), Meisi Co., Limited, a Seychelles company limited by shares (“Meisi”), Junze Zhang (“Zhang”), Qixuan Zhang, Miaoling Chen, and Xucheng Zhang, the shareholders of Feier, and Shufang Zeng, the sole shareholder of Meisi, pursuant to a joint filing agreement, dated March 19, 2024 (the “Joint Filing Agreement”), which is filed as Exhibit 99.1 to this Amendment and is incorporated by reference herein..

(b) The principle business address of Qixuan Zhang and Xucheng Zhang is 1002, Building 3, Quanshengziyuelongting, No.688 Jixiang North Road, Longgang District,Shenzhen City, Guangdong Province, China. The principle business address of Miaoling Chen is No.6, Lane 3, Xiaxi Qidui, Xinqiao Village, Shajing Town, Bao’an District, Shenzhen City,Guangdong Province, China.

(f) Messrs. Qixuan Zhang, Miaoling Chen, and Xucheng Zhang are citizens of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to include the following:

On January 18, 2024, Messrs. Qixuan Zhang, Miaoling Chen, and Xucheng Zhang purchased 10,000 shares, 30,000 shares, and 10,000 shares, representing the entire issued and outstanding equity interests in Feier, from Mr. Guiting Rao for a consideration of $10,000, $30,000, and $10,000, respectively.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to include the following:

Effective January 18, 2024, Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang acquired 10,000 shares, 30,000 shares, and 10,000 shares, respectively, representing the entire issued and outstanding equity interests in Feier, from Mr. Guiting Rao. Qixuan Zhang has served as the sole director of Feier since January 18, 2024. Messrs. Qixuan Zhang, Miaoling Chen and Xucheng Zhang are deemed to jointly and beneficially own the entirety of the 153,000,000 Ordinary Shares held by Feier.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to include the following:

(a) The responses to Items 11 and 13 of the cover pages to this Amendment are incorporated herein.

(b) The responses to Items 7 through 10 of the cover pages to this Amendment are incorporated herein.

(c) Except as described in Item 4 of this Amendment, the Reporting Persons have not effected any transactions in securities of the Issuer in the last 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the shares beneficially owned by the Reporting Persons.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to include the following:

On January 18, 2024, Messrs. Qixuan Zhang, Miaoling Chen, and Xucheng Zhang purchased 10,000 shares, 30,000 shares, and 10,000 shares, representing the entire issued and outstanding equity interests in Feier, from Mr. Guiting Rao for a consideration of $10,000, $30,000, and $10,000, respectively.

Mr. Qixuan Zhang and Mr. Xucheng Zhang are the sons of Mr. Junze Zhang, who beneficially owns 30,000,000 Ordinary Shares, representing 9.91% of the Issuer’s issued and outstanding shares. Mr. Junze Zhang served as the Company’s President, Chief Executive Officer, Secretary, Director, and Chairman of the Board from July 2019 to August 2023.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement, dated March 19, 2024

CUSIP No.	G4643S106	13D/A	Page 10 of 10

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2024	Qixuan Zhang

/s/ Qixuan Zhang

Date: March 19, 2024	Miaoling Chen

/s/ Miaoling Chen

Date: March 19, 2024	Xucheng Zhang

/s/ Xucheng Zhang

Date: March 19, 2024	FEIER CO., LIMITED

/s/ Qixuan Zhang
	Name:	Qixuan Zhang
	Title:	Director

Date: March 19, 2024	MEISI CO., LIMITED

/s/ Shufang Zeng
	Name:	Shufang Zeng
	Title:	Director

Date: March 19, 2024	SHUFANG ZENG

/s/ Shufang Zeng

Date: March 19, 2024	JUNZE ZHANG

/s/ Junze Zhang